June 15, 2021

VIA EDGAR

Ms. Deborah O’Neal
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Filed May 12, 2021
File No. 333-256051

Dear Ms. O’Neal and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on June 3, 2021 and June 8, 2021, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on May 12, 2021.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.          Please provide an updated consent of GECC’s independent auditor with the Amended Registration Statement.

RESPONSE:  In response to the Staff’s comment, GECC has filed an updated consent of its independent auditor as Exhibit (n)(1) to the Amended Registration Statement.

Selected Consolidated Financial Data, Page 7

2.          Please provide the disclosure required by Item 4 of Form N-2, including Instructions 2 and 3 thereto.

RESPONSE:  In response to the Staff’s comment, GECC has incorporated by reference the financial highlights into the Amended Registration Statement.

3.          Please confirm that Total Gross Expenses exclude excise tax.

RESPONSE:  GECC acknowledges the Staff’s comment and has revised the information in the Amended Registration Statement to note that Total Gross Expenses exclude excise tax.

4.          Please confirm whether the per share Net Decrease in Net Assets Resulting from Operations for the year ended December 31, 2020 is $0.74 or $1.16.

RESPONSE: In response to the Staff’s comment, GECC has revised the per share data in the Selected Consolidated Financial Data to reflect a per share Net Decrease in Net Assets Resulting from Operations for the year ended December 31, 2020 in the amount of $1.16.

U.S. Securities and Exchange Commission
Division of Investment Management
June 15, 2021

5.          Please change “Dividends Declared” in the per share data to “Distributions Declared” in the table.

RESPONSE:  In response to the Staff’s comment, GECC has revised the description in the Amended Registration Statement.

Risk Factors, Page 38

6.          With respect to the tables included in the first risk factor under the heading “Risks Relating to Indebtedness,” please clarify the disclosure to explain the difference in the amount disclosed for total portfolio assets compared to GECC’s consolidated schedule of investments contained in its quarterly report on Form 10-Q for quarter ended March 31, 2021.

RESPONSE:  In response to the Staff’s comment, GECC notes that the amounts included with respect to total portfolio assets in the Registration Statement exclude short term investments and it has clarified such information in the Amended Registration Statement.

Senior Securities, Page 43

7.          Please clarify that the financial information presented about GECC’s senior securities for the quarter ended March 31, 2021 are provided on an unaudited basis.

RESPONSE:  In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement to note that the senior securities information as of March 31, 2021 is unaudited.

General

8.          Please confirm whether the notes offered under the Registration Statement will receive a credit rating from a Nationally Recognized Statistical Rating Organization.

RESPONSE:  In response to the Staff’s comment, GECC notes that the notes offered under the Registration Statement have received a BBB- rating from the Egan-Jones Ratings Company.

9.          Please confirm whether FINRA has approved the terms of the offering.

RESPONSE:  In response to the Staff’s comment, GECC notes that this offering is not subject to FINRA review pursuant to the exemption contained in FINRA Rule 5110(h)(1)(B) with respect to investment grade rated non-convertible debt securities.

U.S. Securities and Exchange Commission
Division of Investment Management
June 15, 2021

10.          Please confirm whether GECC has used any “testing-the-waters” material in connection with the offering.

RESPONSE:  In response to the Staff’s comment, GECC confirms that it has not utilized any “testing-the-waters” material in connection with the offering.

The Offering, Page 9

11.          Please move the second bullet under the heading “Ranking of Notes” to the end of the bulleted list.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

12.          Please confirm the components of GECC’s outstanding indebtedness.

RESPONSE:  In response to the Staff’s comment, GECC’s confirms that its outstanding 2022 Notes, 2024 Notes and 2025 Notes constitute its entire outstanding indebtedness as of March 31, 2021 and as of the date hereof. Subsequent to March 31, 2021 GECC entered into a senior secured revolving line of credit providing for borrowings of up to $25 million. As of the date hereof, there are no outstanding borrowings under such revolving line of credit.

Risk Factors, Pages 37

13.          Please revise the first risk factor  under the heading “Risks Relating to Indebtedness” to read as follows: “We may borrow additional money, which would magnify the potential for loss on amounts invested and may increase the risk of investing with us.”

RESPONSE:  In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement.

Description of the Notes, Page 45

14.          Please clarify that in the event of a partial redemption, any new notes issued to a holder to represent the principal amount of such holder’s unredeemed notes will contain the same terms as the redeemed notes.

RESPONSE:  In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement.

Description of our Common Stock, Page 117

15.          With respect to the Maryland Control Share Acquisition Act (“MCSAA”), please disclose that it is the position of the Staff that a BDC that opts into the MCSAA acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

RESPONSE:  GECC respectfully submits that, on May 27, 2020, the Staff of the Division of Investment Management withdrew the Boulder Total Return Fund, Inc. no-action letter and replaced it with a new no-action position stating that the Staff would not recommend enforcement action against a closed-end fund under Section 18(i) of the Investment Company Act for opting into and triggering a control share statute, including the MCSAA,  where the decision by the Board of Directors was taken with reasonable care on a basis consistent with other applicable duties and laws.

*  *  *  *  *

U.S. Securities and Exchange Commission
Division of Investment Management
June 15, 2021

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on June 3, 2021 and June 8, 2021.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day